NewBin Corp.



ANNUAL REPORT

1001 State Street, Suite 907

Erie, PA 16501

(646) 853-2573

NewBin.com

This Annual Report is dated April 14, 2023.

BUSINESS

newBin's Business Plan offers at-home or at-store pickup of waste plastics by matching residents and stores with individual collectors from the local community. We are an app-based and web-based on-demand service that offers a better alternative to traditional curbside recycling pickup. Our service is free for residential users. We collect waste plastic whenever it's ready, users earn discounts on goods and services, we ask for ALL plastics (meaning you don't have to sort "good" and "bad" plastic) and newBin guarantees that more plastic collected will stay out of landfill versus traditional curbside recycling collection. Our revenues are generated predominantly by corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users. newBin is a wholly owned subsidiary of GreenSteel, LLC, a company that is developing large-scale plastics sorting and recycling plants, and newBin will supply the plastic collected through its system to future GreenSteel recycling plants on a non-exclusive basis.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $125,000.00

Number of Securities Sold: 5,000,000

Use of proceeds: GreenSteel, LLC capitalized with $125,000 cash deposited in new accounts established for newBin and certificates issued.

Date: May 27, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $259,905.00

Number of Securities Sold: 56,992

Use of proceeds: Working capital

Date: Various in 2021 and 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

It will be necessary to raise additional funds to be able to operate the business for 24 months without revenue generation.

Foreseeable major expenses based on projections:

Major expenses will be Software Development and Sales and Marketing expenses related to driving broad adoption for the app in the general public and large account sales expenses related to generating exclusive redemption contracts with corporate partners. We will also have operating expenses related to transportation and sorting of waste plastics, and software programming expenses.

Future operational challenges:

Operational challenges will include development of working and user friendly app that integrates with the existing ZeLoop app; creating working redemption reward module using ZeLoop cryptocurrency; acceptance of the Eco Rewards cryptocurrency by users; linking the Eco Reward to retailers accounting systems to enable redemption; collection logistics related to collecting, aggregating and processing waste plastics; and negotiating marketing agreements with corporate partners to drive utilization of Eco Rewards.

Future challenges related to capital resources:

Lack of tangible assets or intellectual property or patents for the foreseeable future will make the company dependent on equity capitalization with potential for significant dilution. If milestones are not met in timely fashion future equity capital may be difficult to raise.

Future milestones and events:

Beta testing of working app; signing of cornerstone contracts for marketing revenues with large corporate sponsors; acceptance of the app as an alternative to curbside collection by a material percentage; ability to convince sufficient number of collectors to collect material in their neighborhoods; support of local municipal officials to support the alternative collection system with PSA.

Transactions during 2022 exceeding 5% of capital raised:

During 2022 the company purchased equipment and software in the total amount of $23,498.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $693.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: IRG Erie, Inc.

Amount Owed: $26,560

Interest Rate: 0.0%

Maturity Date: No set maturity

Creditor: GreenSteel LLC

Amount Owed: $10,945.00

Interest Rate: 0.0%

The Company has borrowed money from its parent entity, GreenSteel LLC. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. In addition, GreenSteel provides the management services of all of the Company's employees and Board advisors. The fee will be due in cash each month starting at a rate $15,000 per month. The fee will be $20,000 per month for any month on the last day of which the net working capital equals or exceeds $750,000, but less than $1.25m. The fee will be $30,000 per month for any month on the last day of which the net working capital equals or exceeds $1.25m. Refer to the related party transactions section. Please note this management fee was paused effective 1/1/2023 until further notice.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mitch Hecht

Mitch Hecht's current primary role is with IRG Erie, Inc.. Mitch Hecht currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and Chief Executive Officer

Dates of Service: September, 2021 - Present

Responsibilities: Overall responsibility for successful company development. The CEO is taking no salary and has no direct ownership in the common stock of the company. The CEO has a 39.6% ownership interest in GreenSteel, LLC which owns 100% of the Company outstanding common stock.

Other business experience in the past three years:

Employer: IRG Erie, Inc.

Title: President

Dates of Service: August, 2020 - Present

Responsibilities: Oversee development of the company.

Other business experience in the past three years:

Employer: GreenSteel, LLC

Title: Chairman

Dates of Service: September, 2007 - Present

Responsibilities: Head of the Board of Directors of the company

Name: Yannick Lord

Yannick Lord's current primary role is with Ananke & Chronos LLC. Yannick Lord currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: September, 2021 - Present

Responsibilities: Oversee development of newBin technology. The CTO is currently not paid a salary and has no ownership interest in the company.

Other business experience in the past three years:

Employer: MTWT, Inc.

Title: Founder

Dates of Service: April, 2018 - January, 2020

Responsibilities: Oversee all operations

Other business experience in the past three years:

Employer: Ananke & Chronos LLC

Title: Director/Co-Founder

Dates of Service: June, 2019 - Present

Responsibilities: Oversee all operations

Other business experience in the past three years:

Employer: ZeLoop

Title: Head of Product

Dates of Service: June, 2020 - Present

Responsibilities: Responsible for development and manages product roadmap strategies

Name: Andrew Reddyhoff

Andrew Reddyhoff's current primary role is with FoamCreations Canada. Andrew Reddyhoff currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September, 2021 - Present

Responsibilities: Board Advisory. The Board member has no direct ownership interest in the company and does not receive a salary from the Company. The Board member has a 0.07% interest in the parent company, GreenSteel, LLC, which owns 100% of the outstanding share of the company.

Other business experience in the past three years:

Employer: FoamCreations Canada

Title: President and Chairman of the Board of Directors

Dates of Service: June, 2008 - Present

Responsibilities: Responsible for overall operations

Other business experience in the past three years:

Employer: FoamCreations Mexico

Title: President and Director

Dates of Service: August, 2010 - Present

Responsibilities: Oversee day-to-day operations

Name: Eric Schaffner

Eric Schaffner's current primary role is with SmartBlock Beverages FZ LLC. Eric Schaffner currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: September, 2021 - Present

Responsibilities: Board advisory. The Board member has no ownership interest in the company and takes no salary.

Other business experience in the past three years:

Employer: SmartBlock Beverages FZ LLC

Title: CEO

Dates of Service: August, 2019 - Present

Responsibilities: Responsible for overall operations

Other business experience in the past three years:

Employer: Sidel

Title: Vice President

Dates of Service: August, 2018 - August, 2019

Responsibilities: Responsible for key account sales

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: GreenSteel, LLC (Mitch Hecht - 39.57% - Membership Interests of GreenSteel, LLC, and Erie Recycling Investments, LLC - 35% - Membership Interests of GreenSteel LLC. Erie Recycling Investments LLC's managing members include: Joe Prischak - 44.26% - Membership Interest, Doug Prischak - 22.27% - Membership Interest, and Dennis

Prischak - 22.27% - Membership Interest of Erie Recycling Investments, LLC)

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 98.9

RELATED PARTY TRANSACTIONS

Name of Entity: GreenSteel, LLC

Names of 20% owners: Mitch Hecht and Erie Recycling Investments, LLC

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Management fee of up to $15,000 to $30,000 per month (depending on certain net working capital trigger points) for management services related to overseeing the development of the company.

Material Terms: GreenSteel provides the management services of all of the Company's employees and Board advisors. The fee will be due in cash each month starting at a rate $15,000 per month. The fee will be $20,000 per month for any month on the last day of which the net working capital equals or exceeds $750,000, but less than $1.25m. The fee will be $30,000 per month for any month on the last day of which the net working capital equals or exceeds $1.25m. Please note this management fee was paused effective 1/1/2023 until further notice. Further, The Company has borrowed money from its parent entity, GreenSteel LLC. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. Please refer to the indebtedness section.

OUR SECURITIES

The company has authorized equity stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,056,992 outstanding.

Voting Rights

One vote per share. Please see voting rights for securities sold in previous offering below.

Material Rights

Voting Rights of Securities Sold in previous Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the

Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the waste management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,050,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, collecting and recycling post-use plastics. Our revenues are therefore dependent upon the willingness of corporations to support the collection and recycling of post-use plastics. We may never have an operational product or service It is possible that there may never be an operational newBin app or website collection service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have not manufactured a prototype for our collection business. Delays or cost overruns in the development of our app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other waste collection companies. Our business growth depends on the market interest in the Company over other collection systems. We are an early stage company and have not yet generated any profits newBin Corp. was formed on May 27th, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. newBin Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that newBin is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the USEPA (United States Environmental Protection Agency), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on newBin or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on newBin could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Eco Rewards. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Eco Rewards and other blockchain assets to fluctuate. Because our business model is new and unproven, our future performance and our business is difficult to evaluate. Because we have not yet successfully implemented our business model, we do not have an operating history upon which you can evaluate our prospects. We are subject to the substantial risk of failure facing businesses seeking to develop new products and lines of business. We aim to profitably recover waste plastics but we have not done so yet. We are also facing risks and challenges of early stage startups, including a lack of meaningful historical financial or operational data upon which to plan future budgets and manufacturing output, and the need to develop strategic relationships. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by an early stage company starting a new business enterprise, and, if we are unsuccessful, our business may not be profitable or generate sufficient revenue to fully meet our expenses and support our anticipated activities. You have limited financial or operational data that you can use to evaluate our prospects. You should evaluate our prospects in light of the risks, expenses and challenges we will encounter because of our lack of experience in implementing an app-based waste plastics collection business. We will rely on the sale of recycled plastics for a significant portion of our revenues and we may recover less than we anticipate from waste plastic streams or the market and/or contractual prices for these recovered materials may be lower than we expect. We will rely on the sale of recycled waste plastics for a significant portion of our revenues. We may, however, recover less marketable plastics from waste plastic streams than we anticipate or the market and/or contractual prices for these recovered materials may be lower than we expect, which may reduce our gross margins or result in negative gross margins. To compensate for a lower recovery rate of or lower market and/or contractual prices for marketable material, we may need to renegotiate our then existing contracts to reduce our expenses and/or expand our geographic reach for waste plastic, which we may be unable to do. If we recover less marketable plastics than we anticipate or we are forced to sell material at lower prices than we forecast and are unable to compensate for these lower prices by reducing our expenses, our business, prospects, financial condition and operating results will be adversely affected. We will need substantial additional capital in the future in order to roll out our business beyond the initial Erie pilot and to further expand our business, and we may be unable to raise sufficient additional funds or obtain sufficient financing on acceptable terms or at all. We will need to raise additional funds to expand our business beyond our Erie pilot program, and continue the development of our technology and products and commercialize any products resulting from our research and development efforts. We will require substantial additional capital to grow our business, particularly as we continue to design, engineer and construct our software and collection and sortation logistics. The extent of our need for additional capital will depend on many factors, including our ability to obtain equity and debt financing from various public or private sources, our ability to control costs and the effect of any acquisitions of other businesses or technologies that we may make in the future, including the filing, prosecution and enforcement of patent claims. Although we currently intend to finance our expansion through future equity financings, it is possible that equity financing will not be available to us or will only be available on unacceptable terms. Future financings that involve the issuance of equity securities would cause our existing stockholders to suffer dilution. In addition, debt financing sources may be unavailable to us and any debt financing may subject us to restrictive covenants that limit our ability to conduct our business. We may be unable to raise sufficient additional funds on acceptable terms, or at all. Our ability to secure financing and the cost of raising such capital are dependent on numerous factors, including general economic and capital markets conditions, credit availability from lenders, investor confidence and the existence of regulatory and tax incentives that are conducive to raising capital. If we are unable to raise sufficient funds, our ability to fund our operations, take advantage of strategic opportunities, develop products or technologies, or otherwise respond to competitive pressures could be significantly limited. If this happens, we may be forced to delay our rollout, delay, scale back or terminate research or development programs or the commercialization of products resulting from our technologies, curtail or cease operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or grant licenses on terms that are unfavorable to us. If adequate funds are unavailable, we will be unable to execute successfully our business plan or to continue our business. We will initially be dependent on a limited number of customers for revenues and face challenges to developing our business. We expect to depend on a limited number of customers' marketing dollars for the first few years. Accordingly, a small number of customers may represent a significant portion of our total revenue in any given period. In addition, the inability to establish marketing relationships with corporate partners sufficient to cover our collection and handling costs will materially and adversely affect our financial performance. We cannot be certain that any prospective corporate partners will ever enter into a marketing relationship at any particular rate over any period of time. A loss of, or any credit issues related to, any of these customers could also adversely affect our business, prospects, liquidity, financial condition and results of operations. We may face challenges in obtaining market acceptance of our service, and our business would be harmed if it is not accepted by prospective customers. We intend to market newBin to residential and commercial generators of waste plastic in the U.S. Potential customers may be reluctant to adopt new products due to a lack of familiarity with newBin, satisfaction with their current collection system, disaffection with recycling in general, risks and safety concerns regarding curbside collection by someone other than a municipality, or reluctance to adopt technology. If we are unable to convince prospective customers that newBin is better than their existing waste disposal method or is otherwise to their benefit, our business will be adversely affected. We have limited experience in structuring arrangements with prospective customers for the sale of redemption/reward programs. We plan to sell coupon/redemption relationships to specific potential customers, and this will require that we effectively negotiate contracts for these relationships. The companies with which we expect to have customer arrangements are much larger and have substantially greater bargaining power than us. As a result, we may be ineffective in negotiating the terms of our relationships with these companies, which could adversely affect business and our future results of operations. We may be subject to property damage or personal injury claims and other claims of our potential customers and independent contractors. Curbside collection of waste at homes and commercial establishments utilizing third-party contractors involves an inherent risk of liability claims and the associated adverse publicity. We may be named in liability suits relating to our service, including actions of related third-party collectors. Any such suits, even if unsuccessful, could be costly, produce negative media attention and disrupt the attention of our management and damage our business. Any insurance coverage we obtain may be inadequate to cover all potential liability claims. Insurance coverage is expensive and may be difficult to obtain. Also, insurance coverage may not be available in the future on acceptable terms and may not be sufficient to cover potential claims. If we experience a large insured loss, it might exceed our coverage limits, or our insurance carrier may decline to further cover us or may raise our insurance rates to unacceptable levels, any of which could impair our financial position. Director Patent Infringement Litigation Andrew Reddyhoff, a Director of the Company, has been named in a counterclaim lawsuit in relation to this prior employment in the early 2000s at Crocs. Crocs originally filed a patent infringement suit against an individual who in turn counter-sued Crocs along with individual executives of the Company. As of today, all claims by the infringer have been dismissed. The Infringer is attempting to appeal the dismissal of its claims currently. This has no direct relationship to newBin. Andrew Reddyhoff is not a direct owner of newBin however he is an owner of its parent company GreenSteel, LLC. Please refer to his entry in the Directors & Officers section for further details.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2023.

NewBin Corp.

By /s/ *Mitch Hecht*

Name: <u>NewBin Corp.</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

NEW BIN CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
NewBin Corp.
Erie, Pennsylvania

We have reviewed the accompanying financial statements of NewBin Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 21, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	693	$	126,726
Total Current Assets		**693**		**126,726**
Property and Equipment, net		23,498		-
Total Assets	$	**24,190**	$	**126,726**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	47	$	140
Short term loan		26,560		4,619
Shareholder Loan		10,945		227
Amount due to related parties		170,000		30,000
Total Current Liabilities		**207,552**		**34,986**
Total Liabilities		**207,552**		**34,986**
STOCKHOLDERS EQUITY				
Common Stock		1		1
Equity Issuance Cost		(46,691)		(12,838)
Additional Paid in Capital		382,297		312,894
Retained Earnings/(Accumulated Deficit)		(518,968)		(208,317)
Total Stockholders' Equity		**(183,362)**		**91,739**
Total Liabilities and Stockholders' Equity	$	**24,190**	$	**126,726**

See accompanying notes to financial statements.

NEWBIN CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	283,280	121,877
Research and Development	-	-
Sales and Marketing	27,376	86,445
Total operating expenses	310,656	208,322
Operating Income/(Loss)	(310,656)	(208,322)
Interest Expense	-	-
Other Loss/(Income)	(6)	(5)
Income/(Loss) before provision for income taxes	(310,650)	(208,317)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (310,650)**	**$ (208,317)**

See accompanying notes to financial statements.

(in , $US)	Common Stock		Additional Paid In Capital	Equity Issuance Cost	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Inception (May 27, 2021)						
Issuance of Stock	5,000,000	$ 1	$ 124,999			$ 125,000
Stock Issuance through crowdfunding	41,124	$ 0	187,895	(12,838)		175,057
Net income/(loss)					(208,317)	(208,317)
Balance—December 31, 2021	5,041,124	1	312,894	(12,838)	$ (208,317)	$ 91,739
Stock Issuance through crowdfunding	15,868	0	69,402	(33,853)		35,549
Net income/(loss)					(310,650)	(310,650)
Balance—December 31, 2022	5,056,992	$ 1	$ 382,297	$ (46,691)	$ (518,968)	$ (183,362)

See accompanying notes to financial statements.

NEWBIN CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(310,650)	$	(208,317)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		5,874		-
Changes in operating assets and liabilities:				
Accounts Payable		(93)		140
Amount due to related parties		140,000		30,000
Net cash provided/(used) by operating activities		**(164,869)**		**(178,177)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(29,372)		-
Net cash provided/(used) in investing activities		**(29,372)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		125,000
Stock Issuance through crowdfunding		35,549		175,057
Short term loan		21,941		4,619
Borrowing on Shareholder Loan		10,718		227
Net cash provided/(used) by financing activities		**68,208**		**304,902**
Change in Cash		(126,033)		126,726
Cash—beginning of year		126,726		-
Cash—end of year	**$**	**693**	**$**	**126,726**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

NewBin Corp. was incorporated on May 27, 2021, in the state of Delaware. The financial statements of NewBin Corp. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Erie, Pennsylvania

NewBin will offer at-home, or at-store pickup of waste plastics by matching residents and stores with individual collectors from the local community. We are an app-based and web-based, on-demand service that offers a better alternative to traditional curbside recycling pickup. Our revenues are generated predominantly by corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

NewBin Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company predominantly through corporate partners seeking to drive traffic to their goods and services through our Eco Rewards program, and by collection fees paid by commercial users.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $27,376 and $86,445, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 21, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Equipment	$	29,372	$	-
Property and Equipment, at Cost		**29,372**		**-**
Accumulated depreciation		(5,874)		-
Property and Equipment, Net	$	**23,498**	$	**-**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $5,874 and $0, respectively.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.0000001. As of December 31, 2022, and December 31, 2021, 5,56,992 shares and 5,041,124 shares of Common Stock have been issued and are outstanding, respectively.

5.   DEBT

Short term Loan

During 2021, the Company received loan from IRG Erie, no loan contract was signed. The details of the Company's loan the terms are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
IRG-Erie- no contract in pla	$ 26,560	0.00%	Fiscal Year 2021	No set maturity	$ 26,560		$ 26,560	$ 4,619		$ 4,619
Total					$ 26,560	$ -	$ 26,560	$ 4,619	$ -	$ 4,619

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus, the loan may be called at any time, the loan was classified as current.

Owner Loans

During the Company borrowed money from the shareholder, Green Steel. The details of the loans are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
GreenSteel	$ 10,945	0.00%	Fiscal Year 2021	Not set	$ 10,945	$ -	$ 10,945	$ 227		$ 227
Total					$ 10,945	$ -	$ 10,945	$ 227	$ -	$ 227

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (93,164)	$ (62,474)
Valuation Allowance	93,164	62,474
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (155,638)	$ (62,474)
Valuation Allowance	155,638	62,474
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $108,983, and the Company had state net operating loss ("NOL") carryforwards of approximately $46,655. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The Company received $11,599 from parent company, GreenSteel LLC, 100% owner. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance is $10,945 and $227, respectively.

In a special meeting between the Board of Directors of the Corporation held on September 6, 2021, it was decided that GreenSteel (the major shareholder) will be engaged to manage the affairs of the Corporation. In exchange for its management services, GreenSteel is entitled to receive from the NewBin Corp management fees. As of December 31, 2022, and December 31, 2021, the Company owned $170,000 and $30,000, respectively, for unpaid management fees and it is classified under current liabilities.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 21, 2023, whichthe date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $310,656, an operating cash flow loss of $164,869, and liquid assets in cash of $693, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Mitch Hecht, Principal Executive Officer of NewBin Corp., hereby certify that the financial statements of NewBin Corp. included in this Report are true and complete in all material respects.

Mitch Hecht

Chief Executive Officer